Exhibit 99.1

CHANGE OF AUDITOR NOTICE

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission Ontario Securities Commission Authority des marches financiers
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Government of Prince Edward Island, Office of the Superintendent of Securities
Services NL, Financial Services Regulation Division
Government of the Northwest Territories, Office of the Superintendent of Securities
Government of Yukon, Office of the Superintendent of Securities
Government of Nunavut, Office of the Superintendent of Securities

AND TO:	Deloitte LLP

AND TO:	MNP LLP

lntellipharmaceutics International Inc. (the "Corporation") gives the following notice in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"):

1.	The Corporation has decided to change its auditor from Deloitte LLP (the "Former Auditor'') to MNP LLP (the "Successor Auditor"). Consequently, on July 27, 2016, the Corporation asked the Former Auditor to resign. The Former Auditor submitted their resignation effective July 27, 2016. Pursuant to the Business Corporations Act (Ontario), the directors are entitled to fill any casual vacancy in the office of the auditor. The Successor Auditor has agreed to its appointment as the Corporation's new auditor.

2.	The Former Auditor resigned at the Corporation's request.

3.	The making of the Corporation's request for the Former Auditor to resign as auditor of the Corporation and the appointment of the Successor Auditor as auditor of the Corporation, were considered and approved by the Audit Committee of the Corporation's Board of Directors and also by the Board of Directors of the Corporation.

4.	There were no modified opinions in the Former Auditor's Reports in connection with the audits of the Corporation's two most recently completed fiscal years ended November 30, 2015 and 2014. There have been no further audits of financial statements subsequent to the Corporation's most recently completed fiscal year and ending on the date of the Former Auditor's resignation.

5.	There have been no reportable events as such term is defined in Nl 51-102.

DATED this 28th day of July 2016.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Per:
Domenic Della Penna
Chief Financial Officer